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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66964

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2024__ AND ENDING __03/31/2025__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __US Arma Partners, LP__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__136 Madison Avenue, 5th & 6th Floors__
(No. and Street)

__New York__	__NY__	__10016__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ed Smith__	__415.246.7502__	__ed@rubiconconsultinggroup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__EisnerAmper, LLP__
(Name – if individual, state last, first, and middle name)

__733 Third Avenue__	__New York__	__NY__	__10017__
(Address)	(City)	(State)	(Zip Code)

__09-29-2003__	__274__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Ed Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __US Arma Partners, LP_____, as of __March 31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Emon Christian Moore

REGISTRATION NUMBER
8033469
COMMISSION EXPIRES
September 30, 2026

_____
Notary Public

Signature: *Ed Smith*
_____

Title: __FinOp__
_____

Commonwealth of Virginia, County of Frederick
Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2025



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
  US Arma Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Partnership's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Partnership's auditor since 2007.

EISNERAMPER LLP
New York, New York
May 28, 2025

US ARMA PARTNERS, LP
Statement of Financial Condition
<u>March 31, 2025</u>

Assets

Cash	$	79,748
Accounts receivable from affiliate		77,178
Other assets		2,707
Total Assets	$	159,633

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued liabilities	$	49,662
Distributions payable		19,186
Total Liabilities		68,848
Partners' capital		90,785
Total liabilities and partners' capital	$	159,633

See Accompanying Notes to Statement of Financial Condition

US ARMA PARTNERS, LP
Notes to Statement of Financial Condition
March 31, 2025

1.   Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

On May 18, 2023, the partners of the Partnership and UK Arma signed a strategic agreement with Mediobanca – Banca Di Credito Finanzaiario Società Per Azioni ("Mediobanca"), an investment bank, to sell 100% of the interest in the Partnership and UK Arma to Mediobanca. UK Arma received approval from the regulatory authorities and ownership of UK Arma was transferred on October 1, 2023 but the acquisition of US Arma is still pending and would require the approval from the regulatory authorities in the US.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in deposit accounts with one commercial bank which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts.

1.   Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized when, or as, the Partnership satisfies its performance obligations by transferring promised goods or services to customers. A goods or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Partnership determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Partnership expects to be entitled in exchange for those promised goods or services.

The Partnership earns transaction fees from advisory services for corporate finance activities. The services are provided per the terms of the respective service agreements. These contracts result in a single performance obligation upon completion of the transaction process. The fees are contingent on the completion of the contracts. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue as of March 31, 2025.

There were no beginning or ending account receivables related to the revenue from contracts with customers.

The Partnership also earns a service income for functioning as a support entity to provide marketing, promotion and a point of contact services, which represents a performance obligation which are provided and consumed simultaneously, to the Affiliate under a service agreement.

1.   Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners.

Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the statement of financial condition. Accordingly, no provision for income taxes is reflected in the accompanying statement of financial condition.

If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition. Income and expenses incurred in foreign currencies are translated at the rates of exchange prevailing at the time of the transaction.

1.   Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

At March 31, 2025, the carrying value of the Partnership's financial instruments including accounts receivable from affiliate and accounts payable and accrued liabilities approximate their fair value (level 2) due to the nature of their short-term maturities.

2.   Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3.   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Partnership had net capital of $10,900, which was $5,900 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 6.3163 to 1.

4.   Related Party Transactions

The Partnership is party to a service agreement with UK Arma.

The agreement provides for UK Arma to charge the Partnership for certain transaction-relating consulting services provided to the Partnership. Such charges include up to 50% of the transaction fees earned by the Partnership, for each partner, where the originating partner or execution partner is a partner of UK Arma, plus the costs of staffing resources from UK Arma

The agreement also provides for the Partnership to charge UK Arma for functioning as a support entity to provide marketing, promotion and a point of contact services, for an amount equal to the total operating costs of the Partnership, excluding any charges from UK Arma, plus 6% mark up.

4.   Related Party Transactions (continued)

At March 31, 2025, the Partnership had a receivable from the affiliate of $77,178 representing the amounts due from UK Arma for services provided in accordance with the service agreement. Amounts due from or due to UK Arma are settled in the normal course of business.

The Partnership's statement of financial condition may not necessarily be indicative of the Partnership's financial condition had the Partnership operated as an unaffiliated entity of UK Arma rather than as an affiliated entity.

5.   Reportable Segment

The Partnership is engaged in a single line of business as a securities broker/dealer, which is comprised of several classes of services, including (1) receiving transaction fees from advisory services for corporate finance activities, (2) providing marketing, promotion and a point of contact services to its affiliate.

The Partnership has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All operations of the Partnership are domestic.

6.   Commitments and Contingencies

The Partnership does not have any commitments, guarantees or contingencies including arbritration or other litigation claims that may result in a loss or a future obligation. The Partnership is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

7.   Subsequent Events

This statement of financial condition was approved by management and available for issuance on May 28, 2025. Subsequent events have been evaluated through this date.